Filed by Hecla Mining Company pursuant to
Rule 425 under the Securities Act
of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities
Act of 1934

Subject Company:
Independence Lead Mines Company
Registration Statement No. 333-130682

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTORS ARE URGED TO READ HECLA MINING COMPANY’S REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) ON FORM S-4 (REGISTRATION STATEMENT NO. 333-130682) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON DECEMBER 23, 2005, THE RELATED PROSPECTUS FILED WITH THE SEC ON JANUARY 25, 2006, POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT FILED WITH THE SEC ON DECEMBER 7, 2006, AND THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH HECLA’S PROPOSED ACQUISITION OF INDEPENDENCE LEAD MINES COMPANY WHEN IT IS FILED WITH THE SEC, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All of the aforementioned documents, except for the proxy/prospectus and any other related documents that have not yet been filed with the SEC, may currently be obtained free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla at our website (http://www.hecla-mining.com), or by directing a written request to Hecla Mining Company, Investor Relations, 6500 North Mineral Drive Suite 200, Coeur D'Alene, Idaho 83815-9408. After the proxy/prospectus and any other related documents have been filed, you may obtain those documents free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla.

Hecla and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independence with respect to the transactions contemplated by the Asset Purchase Agreement. Information regarding Hecla’s directors and executive officers is included in Hecla’s Annual Report on Form 10-K for its 2007 fiscal year, which was filed with the SEC on February 29, 2008. Additional information regarding Hecla will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

The Asset Purchase Agreement for Hecla’s acquisition of Independence Lead Mines Company was filed by Hecla as Exhibit 2.2 to its Form 8-K filed on February 19, 2008 and is incorporated by reference into this filing.

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF HECLA’S FOURTH QUARTER 2007 EARNINGS CONFERENCE CALL WHICH TOOK PLACE ON FEBRUARY 22, 2008.

FINAL TRANSCRIPT

HL - Q4 2007 Hecla Mining Earnings Conference Call

Event Date/Time: Feb. 22. 2008 / 10:00AM ET

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CORPORATE PARTICIPANTS

Phil Baker

Hecla Mining - President & CEO

Lew Walde

Hecla Mining - CFO

Ron Clayton

Hecla Mining - SVP - Operations

Dr. Dean McDonald

Hecla Mining - VP Exploration

Mike Callahan

Hecla Mining - President, Venezuelan Operations

Vicki Veltkamp

Hecla Mining - VP Investor Relations

CONFERENCE CALL PARTICIPANTS

Anthony Sorrentino

Sorrentino Metals - Analyst

Bill Selesky

Argus Research - Analyst

Howard Flinker

Flinker & Company - Analyst

John Doody

Gold Stock Analyst - Analyst

Borden Putnam

Eastbourne Capital - Analyst

Terry Waite

Verata Asset Management - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the fourth quarter and year end 2007 Hecla Mining earnings conference call. My name is Gina and I will be your coordinator for today. At this time all participants are in a listen-only mode.

(OPERATOR INSTRUCTIONS)

As a reminder this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today's call, Vicki Veltkamp, Vice President of Investor Relations. You may proceed.

Vicki Veltkamp - Hecla Mining - VP Investor Relations

Thank you and thanks to all of you for joining us today. As Gina said it's the Hecla Mining company fourth quarter and year end 2007 conference call. I'm Vicki Veltkamp, vice president of investor and public relations for Hecla. Our call is being webcast live at www.hecla-mining.com and it will remain up on that Web site as a replay for some time to come. Also on our Web site you can find today's financial news release. Today's presentation will be made by Phil Baker, Hecla's president and CEO and he's joined by Ron Clayton, our Senior Vice President of Operations, Lew Walde, Chief Financial Officer, Mike Callahan, our President of Venezuelan Operations and Dean McDonald our Vice President of Exploration. Before we start I do need to let you know that any forward-looking statements made today by our management team comes under the Private Securities Litigation Reform Act. It involves a number of risks that could cause actual results to differ from projections. In addition to our filings with the SEC we are allowed to disclose mineral deposits that we can economically and legally extract or produce, so investors are cautioned about our use of some terms as measured, indicated and inferred resources. We urge you to consider those disclosures and our SEC filings. Now I'm happy to turn the call over to Hecla Mining's President and Chief Executive Officer, Phil Baker.

Phil Baker - Hecla Mining - President & CEO

Thanks Vicki and let me add my welcome to Vicki's. Over the past two weeks we've announced three deals that we've been working on for the better part of the year and I guess in the case of Greens Creek, closer to 20. However, the exciting thing to me about these deals is that they are already being added or they are being added to an already strong Hecla. We have operating and exploration expertise this year that's been combined with our strongest financial capabilities in our history. And I think this arguably has given us the strongest year in our history and I guess I can say without a doubt that certainly if you put 2006 and 2007 together they are the best two consecutive years in our history. And, of course, the deals that we have, two of them are expanding on where we are already operating, Greens Creek and Lucky Friday. So what you've seen us accomplish in 2007 we think we'll be able to multiply on that in the future. The third deal that we've just announced yesterday, the San Juan venture, I think adds a new dimension to Hecla that's really changing quite quickly. However, the San Juan venture I think is very consistent with what were trying to do in Silver Valley and Greens Creek where we are building on past knowledge in order to make new discoveries and to build new mines in places where mining has been so prolific. What I want to do is stop here. My colleagues have a number of comments to make. I'd like for you to be able to hear their comments and they'll talk about things that have happened in the quarter, the year and they'll talk a little bit about the transactions. So let me start with Lew and after we've gone through with everyone you'll come back to me and I might have a few closing comments and then we'll open it for questions.

Operator

Your next question comes from the line of John Doody with Gold Stock Analysts. Please proceed.

John Doody - Gold Stock Analyst – Analyst

Good morning, congratulations on a good year.

Phil Baker - Hecla Mining - President & CEO

Thank you.

John Doody - Gold Stock Analyst – Analyst

Three questions really following up on a number of shares outstanding, I guess that total of roughly 140 million does not include the recent deals announced and the shares that would be issued with each of them?

Phil Baker - Hecla Mining - President & CEO

That's the number at the end of the year, Howard -- John.

John Doody - Gold Stock Analyst – Analyst

Okay. Good. I'd like a little more color on the Colorado and the purchase of the Independence lead mine. What's that about that? You are spending roughly $70 million for that operation, is that in production? Is it, tell me why that makes sense for $70 million.

Phil Baker - Hecla Mining - President & CEO

Realize what Independence Lead is. Despite its name, it's actually one of the original land holders of the Lucky Friday. So it owns 18% of the land that our Lucky Friday expansion area is mining from today. In addition to that it has land adjacent to our mine. So, we lease from them the land, we lease that 18% interest. And so we thought it was, with the, when the opportunity came to acquire that 18% interest and take just, reduce some of the complications that you have from having an owner besides ourselves on that land package, realize that when a, where there's a reimbursement account which at the end of 2006 was $30 million at roughly at the end of 2007 was about $15 million, realize that when that reimbursement account goes to zero then we would have to depend upon Independence Lead should they elect to have an operating interest to come up with the capital for the expansions of the Lucky Friday going forward. So it just complicated how you would finance and operate these new capital expenditures that we are anticipating to have there. So we thought when the opportunity came to clean up the whole land package we thought it was worthwhile to do that.

John Doody - Gold Stock Analyst – Analyst

So you were paying them -- you essentially funded their share of the expansion cost and they were earning that off with an annual royalty applied against what they owed you for their share of the expansion?

Phil Baker - Hecla Mining - President & CEO

Yes, they got a small royalty and then what we got were all of their share of the proceeds until the reimbursement account goes to zero.

John Doody - Gold Stock Analyst – Analyst

So they would have had 18% of output effectively?

Phil Baker - Hecla Mining - President & CEO

Some point in the future. We don't know when. It all becomes a function of the metals price and the amount of capital that we are spending. And we are not sure that we would ever in the short term have gotten to a point where we would be relying upon them to contribute their capital in the future. But we just didn't want to get there in the short term given the large programs that we are anticipating we'll have.

John Doody - Gold Stock Analyst – Analyst

Okay. So. If I can think about it this way, since you're expecting to do about 5 million ounces a year in the fully expanded mode, they would have been entitled to roughly 1 million ounces a year of the production and you prepaid for that?

Phil Baker - Hecla Mining - President & CEO

Yes, that's right, we would hope that we could go to 5 million. We are not going to make any projection at this point until we've completed all of our studies. But, yes, using that as a hypothetical that would be right.

John Doody - Gold Stock Analyst – Analyst

Okay. Good. So it looks like a good deal.

Phil Baker - Hecla Mining - President & CEO

We think so. We think it's a good deal for both of us.

John Doody - Gold Stock Analyst – Analyst

Can they sell those shares any time they want?

Phil Baker - Hecla Mining - President & CEO

No, in fact it's a C reorganization under the internal revenue code and as a result they will have to liquidate the company in very short order. So what will happen is those shares will be distributed to their shareholders. So it's going, it's not going to be a big block of stock, John, that one person has that will hit the market. It's going to be distributed among their thousands of shareholders.

John Doody - Gold Stock Analyst – Analyst

So over 1,000 shareholders?

Phil Baker - Hecla Mining - President & CEO

I'm not sure of the exact number.

John Doody - Gold Stock Analyst – Analyst

It's not 10.

Phil Baker - Hecla Mining - President & CEO

It's a public company. It's been around I think since 1932, is that my recollection? Yes, since 1932.

Vicki Veltkamp - Hecla Mining - VP Investor Relations

I would just like to thank everyone for joining us today. This has been the Hecla Mining company fourth quarter and year end 2007 conference call. If you have any further questions you can call me, Vicki Veltkamp, at (208) 769-4144, and I'd like you all to have a great day. Good bye.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a great day.

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